Exhibit (a)(iii)

Investor Q&A

Q: When will the acquisition be completed?

A: The acquisition is expected to settle on June 28, 2017, subject to the satisfaction of certain customary conditions. The following chart contains a current timeline of anticipated key dates for the transaction.

May 10, 2017	Start of main offer period

May 23, 2017, 4:00 p.m. CEST*	End of main offer period

May 24, 2017*	Provisional notice of the interim results of the offer

May 30, 2017*	Definitive notice of the interim results of the offer

May 31, 2017*	Start of the additional acceptance period

June 14, 2017, 4:00 p.m. CEST *	End of the additional acceptance period

June 15, 2017*	Provisional notice of the end results of the offer

June 20, 2017*	Definitive notice of the end results of the offer

June 28, 2017*	Settlement date of the offer

* Subject to the right of Cardiac Monitoring Holding Company, LLC (the “Offeror”) to extend the main offer period once or several times with the prior approval of the Swiss Takeover Board, in which case the above dates will be deferred accordingly. In addition, the Offeror reserves the right to postpone the settlement pending satisfaction of certain offer conditions.

Q: Will BioTelemetry extend the main offer period?

A: BioTelemetry does not expect to extend the main offer period. The main offer period is scheduled to expire on May 23, 2017 at 4:00 p.m. (CEST). Accordingly, shareholders wishing to tender their shares in the tender offer are encouraged to do so prior to the expiration of the main offer period. Your custodian bank may have set a deadline to receive your instructions prior to May 23, 2017 in order to validly tender your shares. We encourage you to contact your custodian bank or D.F. King (+44 207 9209 700; email LifeWatchOffer@dfkingltd.com) if you have any questions about how to validly tender your shares.

Q: What is the current status of antitrust approvals?

A: On May 8, 2017, LifeWatch and BioTelemetry announced early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. All requisite antitrust approvals to close the proposed transaction have therefore been received.

Q: What other conditions need to be satisfied prior to the settlement (i.e., completion) of the tender offer?

A: There are certain other customary conditions that are required to be satisfied prior to or at the settlement of the tender offer. We encourage you to refer to the offer prospectus, which contains detailed information on all of the conditions of the tender offer.

Q: Will the offer consideration I receive be subject to Israeli withholding tax?

A: On April 25, 2017, a ruling was received from the Israel Tax Authority which confirms, among others, that the offer consideration payable to you is exempt from Israeli backup withholding tax if you (i) hold less than 5% of the shares of LifeWatch, (ii) are not controlling shareholder(1) of LifeWatch and (iii) submit a form of declaration entitled “Declaration of Status for Israeli Tax Purposes” which, among other things, declares and confirms that you are not a resident of Israel, that you purchased the LifeWatch shares on or after January 1, 2009 and you are not a Controlling Shareholder.

In addition, banks or brokers that are “residents of Israel” within the meaning of that term in Section 1 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”) holding shares solely on behalf of beneficial LifeWatch shareholder(s) who purchased their shares on or after January 1, 2009, and who are holding less than 5% and are not Controlling Shareholders of LifeWatch, and are subject to the provisions of the Ordinance and the regulations promulgated thereunder relating to withholding of Israeli tax, to be paid the offer consideration, will be exempt from Israeli withholding tax.

The Offeror will make available the Declaration and an accompanying note with instructions together with the customary tender documentation through the custodian banks at the beginning of the main offer period.

Q: What happens if I do not fulfil the Israeli withholding tax exemption criteria?

A: If you do not comply with or satisfy the terms of the tax ruling, you will be subject to Israeli backup withholding tax on the total value of the offer consideration at a rate up to 30% (plus a surplus of up to 3% if applicable) or any other determination of the Israel Tax Authority, unless you provide a specific certificate of exemption from withholding tax issued by the Israel Tax Authority that is applicable to the sale of LifeWatch shares. Based on the terms of the ruling, the value of Biotelemetry common stock must, for the purposes of Israeli withholding tax, be determined based on the average of the closing prices of the last three trading days before the settlement of the offer.

Q: If Israeli withholding tax is deducted from the offer consideration I receive, how can I claim it back?

A: Generally, requesting back taxes withheld to the Israel Tax Authority should be made by the taxpayer through filing tax returns with the Israel Tax Authority in the subsequent year following the transaction (i.e. 2018).

(1)         A “Controlling Shareholder” is defined as a beneficial owner that is holding or is entitled to acquire, directly or indirectly, (i) at least 5% of the issued share capital of LifeWatch, or (ii) at least 5% of the voting power in LifeWatch, or (iii) the right to receive at least 5% of LifeWatch profits or of its assets upon winding up, or (iv) the right to appoint a director.

Q: Do LifeWatch shareholders need to vote to approve the transaction?

A: LifeWatch shareholders do not need to vote to approve the tender offer. However, one of the offer conditions is that LifeWatch shareholders elect persons nominated by the Offeror onto the board of directors of LifeWatch.

Q: How do I tender my shares?

A: Please follow the instructions provided to you by your custodian bank. Your custodian or broker should have contacted you with details on the procedure as well as the deadline for submitting your instructions to them. If you have not been contacted, please reach out to your custodian or D.F. King (+44 207 9209 700; LifeWatchOffer@dfkingltd.com) to assist in the process.

Q: Are my shares blocked from trading once I have tendered?

A: Yes; tendered shares are booked to a separate trading line and can no longer be freely traded.

Q: Who can I contact if I have questions about how to tender my shares?

A: You should contact your custodian bank from which you received the instructions regarding your position in LifeWatch shares and the related tender process. In addition, you may also contact D.F. King (+44 207 9209 700; LifeWatchOffer@dfkingltd.com). Custodian banks should address any potential questions regarding the tender process to the Offer Manager (Credit Suisse). Additional information is also available at the transaction websites of each of LifeWatch (https://lifewatch.com/Investor-Relations/Public-Tender-Offer-Cardiac-Monitoring.html) and BioTelemetry (http://investors.gobio.com/).

FORWARD-LOOKING STATEMENTS

This communication includes certain forward-looking statements. These statements may be identified by words such as “expect,” “anticipate,” “estimate,” “intend,” “plan,” “believe,” “promises” and other words and terms of similar meaning. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including important factors that could delay, divert, or change any of these expectations, and could cause actual outcomes and results to differ materially from current expectations. These factors include: BioTelemetry’s ability to successfully complete the offer or realize the anticipated benefits of the transaction; the failure of any of the conditions to the offer to be satisfied; the effectiveness of BioTelemetry’s cost savings initiatives; relationships with government and commercial payors; changes to insurance coverage and reimbursement levels for BioTelemetry’s products; the success of BioTelemetry’s sales and marketing initiatives; BioTelemetry’s ability to attract and retain talented executive management and sales personnel; BioTelemetry’s ability to identify acquisition candidates, acquire them on attractive terms and integrate their operations into BioTelemetry’s business; the commercialization of new products; market factors; internal research and development initiatives; partnered research and development initiatives; competitive product development; changes in governmental regulations and legislation; the continued consolidation of payors; acceptance of BioTelemetry’s new products and services; patent protection; adverse regulatory action; litigation success, and other risk factors set out in the offer prospectus. BioTelemetry undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further details and a discussion of these and other risks and uncertainties, please see the offer prospectus and BioTelemetry’s public filings with the SEC, including its latest periodic reports on Form 10-K and 10-Q.

IMPORTANT ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any registered shares in LifeWatch, nor shall it form the basis of, or be relied on in connection with, any contract there for. Shareholders of LifeWatch are urged to read the offer documents which are or will be available at http://investors.gobio.com.

OFFER RESTRICTIONS

General

The public tender offer described in the offer documents (the “Offer”) is not being and will not be made, directly or indirectly, in any country or jurisdiction in which it would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require BioTelemetry or any of its subsidiaries, including the Offeror (each direct or indirect subsidiary of BioTelemetry or of LifeWatch hereinafter a “Subsidiary”), to change or amend the terms or conditions of the Offer in any material way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the Offer to any such country or jurisdiction. Any such documents relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of LifeWatch by any person or entity resident or incorporated in any such country or jurisdiction.

Notwithstanding the foregoing, the Offeror reserves the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable laws and regulations. The availability of the Offer to persons not resident in Switzerland may be affected by the laws and regulations of the relevant jurisdiction. Persons who are not resident in Switzerland should inform themselves about and observe any applicable requirements.

United States

The Offer is made for the securities of a non-United States (“U.S.”) company. The Offer is subject to the disclosure and procedural requirements of Switzerland, which are different from those of the U.S.

It may be difficult for U.S. holders to enforce their rights and any claim arising out of U.S. federal securities laws, since LifeWatch is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of a non-U.S. jurisdiction. U.S. holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

The receipt of cash and stock consideration in the Offer by a U.S. shareholder will generally be a taxable transaction for U.S. federal, state and local income tax purposes. Each U.S. shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

BioTelemetry and any of its Subsidiaries and any advisor, broker or financial institution acting as an agent or for the account or benefit of BioTelemetry or the Offeror may, subject to applicable Swiss securities laws, rules and regulations, make certain purchases of, or arrangements to purchase, LifeWatch shares (“LifeWatch Shares”) from shareholders of LifeWatch who are willing to sell their LifeWatch Shares outside the Offer from time to time, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. The Offeror will disclose promptly any information regarding such purchases of LifeWatch Shares in Switzerland through the electronic media and/or the stock exchange and in the U.S. by means of a press release, if and to the extent required under applicable laws, rules and regulations in Switzerland.

Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Offer is subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended, and the issuance of shares of BioTelemetry common stock (“BioTelemetry Common Stock”) in connection therewith will be exempt from registration under the Securities Act, pursuant to Rule 802 thereof. If the Offer is completed, for purposes of U.S. securities law, LifeWatch Shares that are unrestricted will be exchanged for shares of BioTelemetry Common Stock that are unrestricted; however, LifeWatch Shares that are restricted will be exchanged for shares of BioTelemetry Common Stock that are restricted. Generally, if you acquired your LifeWatch Shares in open market transactions or in an underwritten public offering you will receive shares of BioTelemetry Common Stock that are unrestricted. If, however, you are an affiliate of LifeWatch, you should consult your legal advisor to determine whether your shares are subject to any such restriction. (An affiliate is defined as a person who directly or indirectly controls, is controlled by or is under common control with an issuer. The Securities and Exchange Commission (“SEC”) views a person’s status as an officer, director or 10% shareholder as a fact that must be considered when determining whether such person is an affiliate.) Restricted shares cannot be resold in the United States without registration or an exemption therefrom under the Securities Act.

Neither the SEC nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in the Offer documents. Any representation to the contrary is a criminal offence in the U.S.

United Kingdom

The materials relating to the Offer are to be directed only at persons in the United Kingdom (the “U.K.”) who (a) have professional experience in matters relating to investments, (b) fall within article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., the Offer documents and any other documents or materials relating to the Offer are not to be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which the Offer documents or any documents or materials relating to the Offer relate is available only to relevant persons and will be engaged in only with relevant persons.

Australia, Canada, Japan

The Offer is not addressed to the shareholders of the Company whose place of residence, seat or habitual abode is in Australia, Canada or Japan, and such shareholders may not accept the Offer.

European Economic Area

The Offer described in the Offer documents is only being made within the European Economic Area (the “EEA”) pursuant to an exception under Directive 2003/71/EC (as amended and together with any applicable adopting or amending measures in any relevant member state, the “Prospectus Directive”), as implemented in each state of the EEA (each a “relevant member state”), from the requirement to publish a prospectus that has been approved by the competent authority in that relevant member state and published in accordance with the Prospectus Directive as implemented in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive. Accordingly, in the EEA, the Offer and documents or other materials in relation to the Offer and the BioTelemetry Common Stock are only addressed to, and are only directed at, (i) qualified investors (“qualified investors”) in the member state within the meaning of article 2(1) (e) of the Prospectus Directive, as adopted in the relevant member state, and (ii) persons who hold, and will tender, the equivalent of at least Euro (“EUR”) 100,000 worth of LifeWatch Shares in exchange for the receipt of BioTelemetry Common Stock (collectively “permitted participants”). The Offer documents and the documents and other materials in relation to the Offer may not be acted or relied upon by persons in the EEA who are not permitted participants, and each shareholder of the Company seeking to participate in the Offer that is resident in the EEA will be deemed to have represented and agreed that it is a qualified investor or that it is tendering the equivalent of EUR 100,000 worth of LifeWatch Shares in exchange for BioTelemetry Common Stock.